Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Collection Period Ended   31-Oct-2015

Amounts in USD

Dates

Collection Period No.	16				
Collection Period (from... to)	1-Oct-2015	31-Oct-2015			
Determination Date	12-Nov-2015				
Record Date	13-Nov-2015				
Distribution Date	16-Nov-2015				
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2015	16-Nov-2015	Actual/360 Days	32	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Oct-2015	15-Nov-2015	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	295,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	343,100,000.00	99,052,014.62	70,388,347.19	28,663,667.43	83.543187	0.205154
Class A-3 Notes	375,870,000.00	375,870,000.00	375,870,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,500,000.00	110,500,000.00	110,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,124,470,000.00**	**585,422,014.62**	**556,758,347.19**	**28,663,667.43**		
Overcollateralization	28,829,937.71	28,832,498.44	28,832,498.44			
Adjusted Pool Balance	1,153,299,937.71	614,254,513.06	585,590,845.63			
Yield Supplement Overcollateralization Amount	49,189,871.20	24,954,454.68	23,724,894.89			
Pool Balance	**1,202,489,808.91**	**639,208,967.74**	**609,315,740.52**			

	Amount	Percentage
Initial Overcollateralization Amount	28,829,937.71	2.50%
Target Overcollateralization Amount	28,832,498.44	2.50%
Current Overcollateralization Amount	28,832,498.44	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.180000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.430000%	35,493.64	0.103450	28,699,161.07	83.646637
Class A-3 Notes	0.870000%	272,505.75	0.725000	272,505.75	0.725000
Class A-4 Notes	1.310000%	120,629.17	1.091667	120,629.17	1.091667
Total		**$428,628.56**		**$29,092,295.99**	

Mercedes-Benz Auto Receivables Trust 2014-1
Investor Report

Amounts in USD

Available Funds		Distributions	
Principal Collections	29,695,284.87	(1) Total Servicing Fee	532,674.14
Interest Collections	1,378,270.74	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	15,341.96	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	286,803.67	(3) Interest Distributable Amount Class A Notes	428,628.56
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	1,548.28	(6) Regular Principal Distributable Amount	28,663,667.43
Available Collections	**31,377,249.52**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**31,377,249.52**	(9) Excess Collections to Certificateholders	1,752,279.39
		Total Distribution	**31,377,249.52**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	532,674.14	532,674.14	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	428,628.56	428,628.56	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	35,493.64	35,493.64	0.00
thereof on Class A-3 Notes	272,505.75	272,505.75	0.00
thereof on Class A-4 Notes	120,629.17	120,629.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	428,628.56	428,628.56	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,663,667.43	28,663,667.43	0.00
Aggregate Principal Distributable Amount	28,663,667.43	28,663,667.43	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,883,249.84
Reserve Fund Amount - Beginning Balance	2,883,249.84
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	138.78
minus Net Investment Earnings	138.78
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,883,249.84
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	138.78
Net Investment Earnings on the Collection Account	1,409.50
Investment Earnings for the Collection Period	1,548.28

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,202,489,808.91	43,511
Pool Balance beginning of Collection Period	639.208.967.74	30.839
Principal Collections	18,283,488.98	
Principal Collections attributable to Full Pay-offs	11,411,795.89	
Principal Purchase Amounts	0.00	
Principal Gross Losses	197,942.35	
Pool Balance end of Collection Period	609,315,740.52	30,164
Pool Factor	50.67%	

	As of Cutoff Date	Current
Weighted Average APR	2.67%	2.60%
Weighted Average Number of Remaining Payments	51.92	37.69
Weighted Average Seasoning (months)	11.34	26.51

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	605,498,926.61	30,036	99.37%
31-60 Days Delinquent	2,396,899.36	87	0.39%
61-90 Days Delinquent	989,987.16	32	0.16%
91-120 Days Delinquent	429,927.39	9	0.07%
Total	609,315,740.52	30,164	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	197,942.35
Principal Net Liquidation Proceeds	15,368.00
Principal Recoveries	283,096.48
Principal Net Losses	-100,522.13
Cumulative Principal Net Losses	1,769,715.65
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.147%